SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2005

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

For additional information please contact:
Jose N. Hung	Alfredo Montero
Phone: (511) 313-2123	Phone: (305) 448-0971
E-mail: jhung@bcp.com.pe	E-mail: amontero@bcpmiami.com

CREDICORP LTD. ANNOUNCES FINANCIAL RESULTS
FOR THE QUARTER ENDED JUNE 30, 2005

Credicorp (NYSE:BAP; LSE:BAPC1) reported a consolidated net attributable income for the six month period ended June 30, 2005 of US$90.0 million, 43.0% above net profit in the first half of 2004 of US$62.9 million, or US$1.13 and US$0.79 per share, respectively. Net attributable income in second quarter 2005 was US$46.4 million, or US$0.58 per share, 41.0% above net income of US$32.9 million, or US$0.41 per share, in the second quarter of 2004.

Results in first half and second quarter 2005 are higher than profits in the same year-ago periods mainly because of higher financial and non-financial income, partly offset by increased operating expense and higher income tax. Financial income growth is mainly due to increased loans that grew 5.1% during the current quarter.

Loan loss provision expense, net of recoveries, in the current quarter are higher than in the prior year quarter, but have a net positive effect in first half 2005 results. Due to improved loan portfolio quality, recoveries of previously charged-off loans exceeded provision requirements in this semester. Loan quality improvement is noted through a lower past-due loan ratio, that decreased from 4.8% at June 2004, to 2.7% at the end of June 2005, and by the improved coverage of overdue loans by provisions which increased from 123.2% to 178.7%, respectively.

Increased revenue from premiums and health fees, were partly offset by higher claims and health cost expenses, which are mainly due to transactions added from Novasalud EPS, which PPS acquired in March 2004, and was finally merged in August 2004.

I. CREDICORP LTD. AND SUBSIDIARIES
CREDICORP LTD. AND SUBSIDIARIES
SUMMARY OF RESULTS

	Three months ended			Six months ended

(In U.S.$ millions)	30.06.04	31.03.05	30.06.05	30.06.04	30.06.05

Net interest income	92.9	103.8	105.2	182.9	209.0
Provisions for possible loan losses, net(1)	(3.2)	(3.1)	0.9	6.8	(2.2)
Other income	53.4	61.9	65.3	115.5	127.2
Premiums, net of claims on insurance	8.1	12.8	8.4	19.5	21.2
Other expenses	107.2	110.2	115.5	216.3	225.6
Merger costs	1.4	0.0	0.0	3.2	0.0
Translation result	0.8	0.8	1.3	4.0	2.0
Income before profit sharing
and income tax	49.9	72.2	63.7	95.5	135.9
Employee profit sharing(2)	1.7	2.9	1.7	2.8	4.6
Income Tax	12.7	22.8	13.7	24.3	36.5
Net Income	35.6	46.5	48.3	68.4	94.8
Minority Interest	2.7	2.9	1.9	5.4	4.9
Net Income attributable to shareholders	32.9	43.6	46.4	62.9	90.0
Net attributable income per share (US$) (3)	0.41	0.55	0.58	0.79	1.13

(1)	Net of income from recoveries of charged-off loans.
(2)	Previously reported as part of personnel expenses.
(3)	Applies 79.8 million net outstanding shares in all periods. Treasury shares amount to 14.6 million, which are netted from 94.4 million total outstanding shares.

Operating Changes

Prima AFP began operating in the first week of August 2005. During year 2005 it is expected to run operating losses for approximately US$10 million, of which US$0.4 million have been spent as of June 2005.

Net Income from Subsidiaries

Credicorp’s principal subsidiaries contributed to consolidated net income as follows:

(US$Mn)	2Q04	1Q05	2Q05	6m04	6m05

Banco de Crédito BCP(1)	US$27.4	US$43.7	US$42.6	US$53.2	US$86.3
Atlantic	3.6	3.4	3.0	6.5	6.4
PPS	1.9	2.2	0.1	4.7	2.3
Banco Tequendama	0.4	-.-	-.-	1.0	-.-
Credicorp and others(2)	-0.4	-5.7	0.7	-2.5	-5.0

Net income due to shareholders	US$32.9	US$43.6	US$46.4	US$62.9	US$90.0

(1)	Includes Banco de Crédito de Bolivia.
(2)	Includes Grupo Crédito (formerly Inversiones Crédito), Credicorp Securities and others.

In the second quarter of 2005, the Credicorp and others concept contributed profits of US$0.7 million, improving from the net loss of US$5.7 million contributed in the preceding first quarter, which was mainly due to US$2.5 million of market value provisions of certain long term investments, and to US$4.5 million of taxes on dividends received from Peruvian subsidiaries, partly offset by US$1.8 million non-recurrent gains on investments.

In the current quarter, the contributions to Credicorp’s net attributable income from Banco de Crédito BCP and from Pacífico Peruano Suiza, are directly the results obtained under IFRS rules in U.S. Dollars, net of minority interests and of eliminations for consolidation purposes.

In Section II, BCP reports net income of US$44.3 million, which net of US$1.7 million of minority interest results in its US$42.6 million contribution.

In case of PPS (Section IV), its net income according to IFRS is US$0.7 million, of which a total of US$0.6 million for minority interests and from the elimination of dividends received from BCP are deducted to reach its US$0.1 million contribution.

The contribution of Atlantic Security Holding Corporation of US$3.0 million in the current quarter is the same as net income in its own records. Atlantic’s contribution of US$3.4 million in first quarter 2005 is below US$15.1 million net income shown in its books (see Section III) because of the elimination of US$11.7 million of dividends received from Credicorp.

Banco Tequendama, which was finally sold last March 2005, did not contribute to Credicorp’s net income since the fourth quarter of 2004 because of its fixed sale price.

I.1 INTEREST INCOME AND OTHER INCOME

Note: For comparison purposes, in periods prior to 2005, income from recoveries of previously charged-off loans, which were reported in the Other non-interest income concept, have been reclassified into the Provision for possible loan losses concept, with no effect on net income. Additional minor reclassifications, also with no effect on net income, have been made affecting the captions of Commissions for banking services, Net premiums earned, and Other expenses.

Net interest income in the second quarter of 2005 was US$105.2 million, increasing over US$92.9 million earned in the second quarter of 2004, mostly due to higher interest earning assets, compounded by a slight increase in interest margins.

During second quarter 2005, the net interest margin (net interest income over average interest earning assets), on an annualized basis, was 5.44%, above 5.33% in the year-ago quarter, but was slightly lower than 5.45% in the preceding first quarter. During the current quarter deposit interest rates as well as foreign exchange loan rates continued their positive trend and increased slightly.

The volume of interest earning assets, as an average of quarter-end balances, reached US$7.7 billion at second quarter 2005, increasing 1.4% during the current quarter and are 10.8% higher compared to US$7.0 billion in the second quarter of 2004, mainly due to higher available for sale investments.

Non-interest income, without including premiums and health fees, was US$65.3 million in the second quarter of 2005, 22.2% higher than US$53.4 million in the same period of 2004, principally due to improved results on sale of securities and higher fees on banking services. Non-interest income components were as follows:

				2Q05 vs.	2Q05 vs.
(In US$Mn)	2Q04	1Q05	2Q05	1Q05	2Q04

Commissions for banking services	47.2	48.3	50.9	5.4%	7.8%
Gains from sale of securities	-3.4	0.4	0.9	N/A	N/A
Gains from foreign exchange	5.1	6.3	7.2	15.0%	40.7%
Other non-interest income	4.5	6.9	6.3	-9.5%	39.3%

Total Non-Interest Income	53.4	61.9	65.3	5.5%	22.2%

Net revenue from the insurance activity, premiums and health fees net of claims and health costs, were as follows:

				2Q05 vs	2Q05 vs
(In US$ Mn)	2Q04	1Q05	2Q05	1Q05	2Q04

Net premiums earned and
Health fees	35.2	53.4	53.2	-0.4%	50.8%
Less:
Net claims and health costs incurred	9.7	10.8	11.4	5.6%	17.9%
Increase in costs for future benefits for
Life and health policies	17.4	29.8	33.4	12.0%	91.4%
Sub-total: Claims and costs	27.1	40.6	44.8	10.3%	65.2%

Net revenue from insurance activities	8.1	12.8	8.4	-34.2%	3.1%

Significant increases in the preceding table are mainly due to the merger, in third quarter 2004, of Novasalud EPS with PPS, with the effect of increasing both revenue and cost items. Due to this effect, Premiums and health fees reached US$53.2 million in this quarter, 50.8% over second quarter 2004. Likewise, Claims and health costs grew to US$44.8 million, 65.2% higher compared to the 2004 quarter.

I.2 OTHER NON-INTEREST EXPENSES

Note: For comparison purposes, in prior periods, expense for Legal employee profit sharing, which was previously reported within the Salaries and employee benefits concept, have been reclassified into a separate line item, with no effect on net income.

Other non-interest expenses amounted to US$115.5 million in second quarter 2005, 6.4% over expenses in the same period of the previous year, and increase 4.8% with respect to the preceding first quarter 2005, mainly due to higher provisions for bonuses under the stock options plan and for operating contingencies. Credicorp’s other expense components had the following variations:

				2Q05 vs.	2Q05 vs.
(% change and US$Mn)	2Q04	1Q05	2Q05	1Q05	2Q04

Salaries and employee benefits	45.2	47.9	49.4	3.2%	9.3%
General, administrative, and taxes	34.9	34.5	31.4	-9.2%	-10.1%
Depreciation and amortization	11.0	10.3	9.4	-8.2%	-14.7%
Other	16.1	17.5	25.3	44.7%	57.5%
Merger costs	1.4	0.0	0.0	N/A	N/A

Total Other Expenses	108.6	110.2	115.5	4.8%	6.4%

In the Merger costs concept, we have a US$1.4 million expense in the year-ago second quarter, which was related with the Solución Financiera de Crédito merger.

Starting with 2005 reports, the determination of the efficiency ratio has been simplified by using only concepts that are shown in the income statement. Additionally, the reclassifications noted at the beginning of this section affected the ratio. The efficiency ratio will be determined based on the following concepts:

- In the numerator or “operating expenses”: i) salaries and personnel expenses, ii) general expenses, and iii) depreciation and amortization.

- In the denominator: i) net interest income, ii) fees and commissions on banking services, iii) gains on foreign exchange transactions, and iv) net premiums earned.

In this way, the efficiency ratio improved from 50.5% to 41.7% comparing the second quarters of 2004 and 2005, respectively.

“Operating expenses” as a percentage of average total assets also improved from 4.3% in second quarter 2004, to 3.8% in the current quarter.

I.3 ASSETS AND LIABILITIES

Credicorp’s totals assets reached US$9.4 billion at June 30, 2005, increasing 1.0% since the end of March 2005, and are 10.4% higher than the balance at June 2004, mainly due to the increased loan portfolio.

The loan portfolio as of June 30, 2005 reached US$4.8 billion, increasing 4.2% compared to US$4.6 billion in June 2004, and by 5.1% compared to the balance in March 2005.

Loan quality indicators are shown in the following table:

(In US$Mn)	30.06.04	31.03.05	30.06.05

Total loans	4,601.8	4,559.0	4,793.4
Past due loans	222.5	151.7	127.4
Loan loss reserves(1)	274.1	245.2	227.8

Past due / Total loans	4.8%	3.3%	2.7%
Reserves / Past due	123.2%	161.6%	178.7%

The balance of past due loans decreased from US$151.7 million to US$127.4 million during the current quarter partly due to charge-offs amounting to US$23.0 million.

Deposits and other obligations reached US$6.5 billion at June 30, 2005, increasing 9.1% over US$6.0 billion of last June 2004, but remained almost unchanged during the current quarter. Due to banks and correspondents grew 12.2% in this quarter, closing at US$466.7 million, and are 24.7% higher than the balance at June 2004.

Credicorp’s net equity amounted to US$1.1 billion at June 30, 2005, increasing 16.0% compared to equity at June 2004.

Third party funds under management, which amounted to US$1.8 billion at the end of June 2005, increased 4.2% during the current quarter, and are 5.4% higher than funds at June 2004.

I.4 PERUVIAN ECONOMIC SITUATION

Economic Activity

During the second quarter of 2005 the Peruvian GDP increased its growth rate, strengthening a positive trend that started in the final months of 2004. In the month of May 2005, GDP grew 7.1% and 6.4% in April, so that growth is expected at over 6% in second quarter 2005, after increasing 5.4% in the first quarter. In the first five month period of 2005, GDP grew 6.0%, compared to 4.2% in the same period of 2004. Growth in total year 2004 was 4.8% .

Improved growth prospects has led to revised higher GDP forecasts. For total year 2005, official estimates expect growth at 4.8%, increasing from 4.5%, which is a conservative estimate compared to various analysts that expect over 5% growth.

GDP performance was driven by higher activity in non-primary manufacturing (mainly textiles, intermediate and durable goods), oil and natural gas, and the agriculture sub-sector. Also, it is important to note improved growth in sectors related to domestic demand, like construction, retail and services.

Cumulative through May 2005 all GDP sectors grow except Mining. Highest performance is noted in the Oil and Gas sub-sector which grew 36.0%; non-primary manufacturing, up by 8.1%; the agriculture sub-sector, which grew 5.3% due to improved weather conditions; in fishing, which grew 0.9%, in spite of an anchovie ban in the North and Center of the coast; services, up by 6.4%; and, the construction sector, that grew 5.3% . On the other hand, metals mining production declined 1.2%, due to lower zinc, gold and iron output and a poor performance of copper.

Public Finance

In first quarter 2005, the Public Sector budget had a surplus of 2.0% (of GDP), compared to a surplus of 0.9% in the same quarter of 2004. Given seasonality of public expenditures, a budget deficit is expected to be run in the second half of 2005, and also noting that the fiscal year has a target of a 1.0% deficit. Total 2004 deficit was below the target of 1.5%, resulting at only 1.1% .

The surplus in first quarter 2005 was mainly due to increased Central Government revenue which, after being 15.1% of GDP in first quarter 2004, grew to 15.8% of GDP in this period. This revenue increase exceeded current expense growth, while capital expenditures remained at 2.0% of GDP.

Higher revenue is due to increased Central Government tax collections, which cumulative through May 2005 increased 19.4%, in nominal terms, compared with the same 2004 period. It should be noted a 36% increase of Income Tax revenue, mainly from corporations, and the 25% growth in case of tax on imports and the related value-added tax (IGV). Through May 2005, non-financial expenses increased 10% (nominal), while capital expenses grew 7%.

Prices and Devaluation

In the second quarter of 2005, the consumer price index in Peru increased 0.5%, similar to inflation in the preceding first quarter, and grew 1.0% during first half 2005. Inflation was 1.5% in the twelve months prior to June 2005, remaining by the bottom of the range of 1.5% to 3.5%, targeted by the Central Bank for total 2005. In the current quarter, food and fuel prices suffered above average increases, but were partly offset by lower prices of certain public services, mainly electricity and transportation.

The wholesale price index increased 0.6% in second quarter 2005, and grew 0.9% in first half 2005. In the twelve months prior to June 2005, wholesale prices grew 1.0% . In the second quarter these prices increased mostly due to the cost of imported fuel and intermediate goods.

The average bank market Nuevos Soles exchange rate in Peru was S/.3.253 at June 30, 2005, decreasing 0.3% during the quarter, and is 0.9% lower from S/.3.282 at the end of December 2004. To avoid the strengthening of the currency, the Central Bank increased the purchase of foreign exchange in the currency market, acquiring US$1,150 million in the first quarter, and US$969 million in the current one, compared to US$2,340 million purchased during total 2004.

International Reserves

International reserves of the Central Bank continued to increase during second quarter 2005, due in part to the above mentioned foreign currency purchases. Reserves reached US$13.8 billion at June 30, 2005, up from US$13.6 billion at March 2005, and also compared to US$12.6 billion at December 31, 2004.

The Trade Balance had a US$1.6 billion cumulative surplus in the five month period through May 2005, increasing compared to a US$924 million surplus in the same period of 2004. Cumulative through May 2005, exports grew 36% versus a 27% increase in imports. Exports, which reached US$6.3 billion as of May 2005, grew on increased volume and prices, especially of copper, oil and gas, non-traditional textiles, agricultural and fishing exports. Imports through May 2005 amounted to US$4.7 billion, increasing mainly due to higher imports of raw materials, while durable goods and consumer goods also increased significantly.

Financial System

Commercial bank’s loan and deposit volumes accelerated their positive growth trend during second quarter 2005, based on U. S. Dollar figures translated at historical exchange rates. This avoids the negative effect of the strengthening of the Nuevo Sol on records carried in local currency. Deposits at June 30, 2005 in the thirteen operating commercial banks in the system reached US$15.8 billion, according to the Asociación de Bancos del Peru (ASBANC), higher by 3.6% compared to deposits at March 31, 2005, in Dollar terms, and grew by 13.4% compared to the balance at June 30, 2004.

As of June 30, 2005, total loans in the banking system were US$11.8 billion, 7.8% higher than loans at March 31, 2005, and grow 12.8% over June 30, 2004 loan balances. In the current quarter, local currency loans, that were 24.2% of total loans (22.0% at June 2004), grew 4.7% since last March to reach US$2.9 billion, while foreign currency loans increased 8.8% to US$9.0 billion.

As of June 30, 2005, the Peruvian bank's past due ratio was 3.0%, improving from the 3.6% rate in March 2005 and from 5.1% in June 30, 2004. Commercial banks’ past due loans decreased 10.0% since last March to US$359 million, and are lower by 33.2% compared to bad loans at June 30, 2004. At June 30, 2005, loan loss provisions were US$717 million, remaining almost unchanged during the current quarter. The system-wide past due loan coverage ratio was 200.0% at June 30, 2005, improving from 177.6% as of March 2005, and is also higher than the ratio of 148.5% at June 30, 2004.

Interest rates

During second quarter 2005 while commercial banks’ interest rates on loans in local currency decreased, the other interest rates continued with a slight increasing trend. After increasing in the last few periods, local currency average loan rates (TAMN) decreased to 25.9% in second quarter 2005, from 26.2% in the preceding first quarter. Local currency deposits rates (TIPMN) increased to 2.7% from 2.5% in the preceding period. In the second quarter of 2004, TAMN was 24.6% and TIPMN was 2.4% . During second quarter 2005 foreign currency loan rates (TAMEX) increased to 9.6%, from 9.5% in the preceding first quarter, while deposit rates (TIPMEX) increased to 1.4% from 1.3%, respectively.

Private Pension Funds and Mutual Funds

Managed assets in private pension funds continued increasing and grew 4.8% in the second quarter of 2005 reaching US$8.5 billion as of June 30, 2005, after increasing 4.3% in the first quarter of 2005, and are 27.5% higher than funds at June 2004. In the twelve months prior to June 2005, the funds had a return of 8.8% in real terms.

Mutual funds balances grew in second quarter 2005, after suffering declines in prior periods due to volatility of prices and valuations in capital markets and to the increase in interest rates. Total mutual funds amounted to US$1.9 billion at the end of the second quarter 2005, increasing 6.8% in the quarter, but remain 0.6% below the balance at June 2004. Total funds had a return in Dollar terms of 1.1% in the quarter, and of 3.8% during the year since June 2004.

II. BANCO DE CREDITO DEL PERU AND SUBSIDIARIES (“BCP”)

II.1 NET INCOME

From financial statements prepared according to IFRS rules and in U.S. Dollars, consolidated net income in the first half of 2005 was US$89.7 million, 62.0% higher than profits of US$55.4 million in the first semester of 2004. Net income in the second quarter of 2005 was US$44.3 million, increasing 55.7% compared with net income of US$28.5 million in the same year-ago quarter, but is 2.4% below profits of US$45.4 million in the preceding first quarter 2005.

First half and second quarter 2005 net income improve compared to the same prior year periods mainly due to higher net interest income and increased non-financial income, that grow partly due to higher banking services fee revenue. These improvements offset increases in operating expenses and in income taxes.

Financial income continued increasing during the current quarter principally due to higher volume of interest earning assets, noting the 5.3% growth of total loans during this period.

Loan loss provision expense grew in second quarter 2005, but cumulative through June 2005, loan provisions decrease and had a net positive effect on results, due to recoveries exceeding required reserve additions. Loan quality continued to improve, with the past due ratio declining to 2.7% in June 2005, and past due coverage increasing to 182%.

In the current quarter a translation gain of US$0.4 million is reported, due to the decline of the exchange rate, which has to be distinguished from the Result on inflation exposure shown in prior reports based on Peruvian GAAP. See II.9. --Note on Inflation Adjusted Accounting.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
SUMMARY OF RESULTS (1)
(In U.S.$ millions, except net income per share)

	Three months ended			Six months ended

	30.06.04	31.03.05	30.06.05	30.06.04	30.06.05

Net interest income	75.5	91.3	91.8	150.2	183.1
Provisions for loan losses, net	(2.9)	(3.1)	0.9	7.0	(2.2)
Other income	49.1	59.4	61.3	104.7	120.7
Other expenses	85.9	88.8	94.0	170.3	182.8
Merger costs	1.4	0.0	0.0	3.2	0.0
Result from exposure to inflation	0.5	0.3	0.4	2.2	0.7

Income before income tax	40.7	65.3	58.6	76.6	123.9
Employee profit sharing(2)	1.6	2.9	1.7	2.7	4.6
Income Tax	10.6	17.1	12.5	18.6	29.6
Net Income	28.5	45.4	44.3	55.4	89.7
Net Income per share (3)	0.02	0.04	0.04	0.05	0.07

(1) Financial statements prepared according to IFRS, in U.S. Dollars.
(2)Previously reported as part of personnel expenses.
(3) Based on 1,287 million outstanding shares in all periods.

II.2 NET INTEREST INCOME

Interest income, net of interest payments, in the second quarter of 2005 reached US$91.8 million, increasing 21.7% compared to US$75.5 million net interest income in the same period of last year, but remained almost unchanged compared to net interest income in the preceding first quarter.

Increased net interest income, compared to the year-ago second quarter, is mostly due higher average interest earning assets, while net interest margins also had a slight growth. Average interest earning assets reached US$6.9 billion during second quarter 2005, a 14.9% growth comparing with the second quarter of last year, while they are 4.3% higher than average assets in first quarter 2005. The increase is mainly due to continued growth of the loan portfolio, while deposits also grew.

During the second quarter of 2005, the net interest margin was 5.34%, lower than 5.53% in the preceding first quarter, but increases from 5.04% during the second quarter of 2004. During the current quarter, while local currency loan rates declined, the net interest margin remained at a high level mostly due to higher foreign currency loan rates, following international trends, improved returns on local currency investments, and deposit rates that grew at a slower pace.

II.3 NON-INTEREST INCOME

Note: For comparison purposes, in periods prior to 2005, income from recoveries of previously charged-off loans, which were reported in the Other non-interest income concept, have been reclassified into the Provision for possible loan losses concept, with no effect on net income.

Non-interest income, which include fee revenue and other non-interest items, in the second quarter of 2005 amounted to US$61.3 million, 24.9% higher than US$49.1 million earned during the second quarter of 2004, mostly due to higher banking services fees and gains on securities transactions.

In the second quarter of 2005, fees from banking services amounted to US$52.5 million, 11.7% higher than fees in the same period of 2004, due to increased revenue in various concepts, being noteworthy those of Corporate finance and Fund transfers, partly offset by low performance of fees related to accounts’ transaction volume due to the tax on financial transactions.

In the quarter, fees on the most important banking services had the following growth rates:

(In US$ Mn.)	2Q04	2Q05	Growth

Savings accounts	6.4	6.1	-4.5%
Demand deposits	6.3	6.7	6.9%
Credit cards	5.7	6.3	10.8%
Fund transfer services	4.2	5.1	21.5%
Collections fees	3.7	3.9	5.3%
Billings and payments	3.8	4.0	4.7%
Contingent and foreign trade	2.3	2.5	8.5%
Contingent credits	2.2	2.4	6.9%
Debit cards	1.7	2.4	37.2%
Corporate Finance	1.7	2.8	65.6%
Brokerage	2.9	2.9	1.5%
Commercial loans	1.3	1.6	27.6%
Insurance	1.3	1.4	11.7%
Mortgage loans	0.5	1.0	101.8%
Channels and services	0.3	0.4	37.2%
Master account	0.4	0.4	-8.5%
Personal loans	0.8	0.4	-51.0%
Micro-business credit	0.9	0.6	-33.6%
Other	0.7	1.6	134.2%
Total	47.0	52.5	11.7%

In the second quarter of 2005, securities transactions resulted in a slight gain of US$0.1 million, compared to a loss in the year-ago quarter of US$3.9 million. The general index of the Lima Stock Exchange, after growing 12.1% in first quarter 2005, decreased 2.9% in the second quarter, which compares to a drop of 4.9% in the same year-ago period.

Gains from foreign exchange operations, which are the result of the foreign exchange buy-sell margin, were US$7.1 million in the second quarter of 2005, 35.4% higher than revenue in the same quarter of 2004, mainly due to increased transactions volume, which offset a slight decrease in the buy-sell margins.

The Other Income caption, that mainly registers reversals of prior year expenses and provisions and recoveries of certain operating costs, increased from US$0.7 million in the second quarter of 2004 to US$1.5 million in the current period.

II.4 OTHER NON-INTEREST EXPENSES

Note: For comparison purposes, in prior periods, expense for Legal employee profit sharing, which was previously reported within the Salaries and employee benefits concept, has been reclassified into a separate line item, with no effect on net income.

Non-interest expenses during the second quarter of 2005 were US$94.0 million, 7.7% above those of the same period in 2004, mainly because of increased other expenses and personnel salaries and benefits.

In this quarter, approximately 42% of non-interest expenses were attributable to employee salaries and other expenses related to personnel, which increased 10.4% to US$39.8 million, when compared to the second quarter of 2004. At the end of June 2005 the number of employees stood at 7,575, decreasing from 7,632 employees as of March 2005, mainly due to lower positions at Peruvian offices, but remain similar to 7,565 employees at June 2004.

General and Administrative expenses, which represented 28% of non-interest expenses, reached US$26.7 million in the second quarter of 2005, decreasing 4.2% compared to expenses in the year-ago period. In the current quarter, lower expenses are mostly related to marketing and systems. In this quarter, the most significant general and administrative expenses were:

(In US$ Mn.)	2Q04	2Q05	Chnge.

Office supplies and operating costs	3.3	3.6	8.7%
Communications	2.3	2.2	-3.3%
Third party fees	3.7	4.5	23.0%
Insurance and security	1.8	1.8	0.8%
Transport of currency and securities	3.5	3.7	7.0%
Systems and maintenance	6.2	5.9	-4.7%
Advertising and marketing	4.6	2.8	-39.3%
Other G&A	2.6	2.2	-15.2%
Total G&A	27.9	26.7	-4.2%

The Other caption within Other Non-Interest Expenses, increased from US$8.9 million in the second quarter of 2004 to US$15.6 million in the current quarter, mainly due to higher provisions for bonuses under the stock options plan and extraordinary operating expenses, which were not fully offset by decreased provisions for foreclosed assets.

Starting with 2005 reports, the determination of the efficiency ratio has been simplified by using only concepts that are shown in the income statement. The efficiency ratio will be determined from the following concepts:

- In the numerator or “operating expenses”: i) salaries and personnel expenses, ii) general expenses, iii) depreciation and amortization, and iv) taxes other than income taxes.

- In the denominator: i) net interest income, ii) fees and commissions on banking services, and iii) gains on foreign exchange transactions.

The Efficiency ratio improved from 60.3% to 51.8% comparing the second quarters of 2004 and 2005, respectively.

The ratio of “operating expenses” as a percentage of average total assets, also improved from 4.6% in the second quarter of 2004 to 4.0% in the current period.

As mentioned in the note at the beginning of this section, the profit sharing expense was reclassified, decreasing operating expenses. Prior period ratios have been recalculated accordingly.

II.5 ASSETS AND LIABILITIES

Total assets of BCP reached US$8.0 billion at the end of June 2005, growing 0.5% with respect to March 2005, and by 16.9% compared to assets at June 2004, mainly due to higher investments and increased performing loans.

Consolidated total loans were US$4.6 billion at the end of June 2005, increasing 5.3% during the current quarter, and are 10.9% above loans at June 2004. During second quarter 2005, current loans grew 6.1% to US$4.5 billion, and are 13.7% higher than those in June 2004.

At June 30, 2005, the loan portfolio, net of provisions, represented 54.9% of total assets, higher than 51.8% at the preceding quarter. At the end of the second quarter of 2005, the Nuevos Soles portion of the loan portfolio was 16.7%, slightly lower than 16.9% in March 2005, but is over 16.2% at June 2004.

As of June 30, 2005 total deposits, which do not include bonds and subordinated debt (see Table No. 6), were US$6.1 billion, increasing 1.0% compared to first quarter 2005 deposits, and are 12.3% over deposits in the year-ago quarter.

During the second quarter 2005, demand deposits declined by 0.4%, while time deposits increased by 1.8% and savings deposits increased 1.5% . Deposits denominated in Nuevos Soles were 28.0% of total deposits, decreasing during the current quarter from 28.4% at March 2005, but remains over 22.7% at the end of June 2004.

BCP's subsidiaries had the following loan, net of provisions, and deposit contributions:

	Loans, net			Total Deposits

(In % and US$ Mn.)	30.06.04	31.03.05	30.06.05	30.06.04	31.03.05	30.06.05

Banco de Crédito del Perú	88.8%	88.0%	88.9%	91.7%	92.0%	91.8%
Banco de Crédito de Bolivia	6.7%	7.0%	6.8%	5.7%	5.5%	5.8%
Crédito Leasing	4.5%	5.0%	4.3%	2.6%	2.5%	2.4%

TOTAL%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Total BCP	US$3,879	US$4,105	US$4,376	US$5,423	US$6,029	US$6,089

Loan Portfolio

Loan portfolio composition by business segment developed as follows:

(In % of total and US$ Mn)	30.06.04	31.03.05	30.06.05

Corporate	42.0%	40.8%	40.6%
Middle market	26.2%	25.5%	26.0%
Retail:	31.8%	33.7%	33.4%
- small business	9.7%	9.0%	8.8%
- home mortgage	15.4%	17.6%	17.3%
- consumer	3.2%	3.5%	3.6%
- credit cards	3.5%	3.6%	3.7%
Total	100.0%	100.0%	100.0%
Total Loans	US$4,150	US$4,367	US$4,601

During the current quarter, loan balances increased 5.3%, with middle market loans growing by 7.1% to US$1,195 million, while corporate loans grew by 5.0% to US$1,871 million, and retail loans by 4.4% to US$1,535 million. Retail loans by product performed as follows:

				30.06.05 vs	30.06.05 vs
(% change and US$ Mn)	30.06.04	31.03.05	30.06.05	31.03.05	30.06.04

Small business loans	403	394	403	2.47%	0.19%
Mortgage loans	641	770	797	3.60%	24.45%
Consumer loans	135	150	166	10.71%	23.17%
Credit card loans	145	157	169	7.49%	16.60%
Total Retail	1,323	1,470	1,535	4.44%	16.08%

Contingent Credits and Managed Funds

At June 30, 2005 contingent credits were US$2,377 million, 25.6% above the March 2005 figure, mainly due to increased lines of credit, approved and pending disbursement, reported within the Other contingent accounts concept, as shown in the next chart:

				30.06.05 vs	30.06.05 vs
(% change and US$ Mn)	30.06.04	31.03.05	30.06.05	31.03.05	30.06.04

- Guarantees and Stand-by LCs	614	659	644	-2.3%	4.9%
- Letters of Credit	184	219	249	13.9%	35.3%
- Acceptances	44	47	38	-19.1%	-14.0%
- Foreign currency forwards	395	466	597	28.1%	51.1%
- Other contingent accounts	480	502	849	69.2%	76.7%
Total Contingent Credits	1,718	1,893	2,377	25.6%	38.4%

Third party funds managed by several subsidiaries of BCP amounted to US$994.7 million as of June 30, 2005, increasing 5.2% compared to funds at March 2005.

Market share

According to preliminary statistics from the Peruvian Banking Association (ASBANC) for Peruvian commercial banks as of June 30, 2005, Banco de Crédito del Perú had a total loan market share of 34.5% (34.9% at March 31, 2005 and 35.0% at June 30, 2004), and 36.6% of deposits (37.6% at March 31, 2005 and 36.8% at June 30, 2004).

BCP’s market share in Peruvian mutual funds, through its subsidiary Credifondo, was 50.5% as of June 30, 2005 (51.6% at March 31, 2005 and 50.9% at June 30, 2004).

II.6 LOAN QUALITY

The ratio of past due loans as a percentage of total loans improved to 2.7% at June 30, 2005, from 3.4% at March 2005, and also compared to the ratio of 5.1% at June 2004. The ratio of past due, refinanced and restructured loans as a percentage of total loans declined to 7.3% during second quarter 2005 from 8.5% in March 2005, and also compared to 10.3% at June 2004.

Consolidated past due loans amounted to US$123.7 million at June 30, 2005, decreasing 16.4% from the balance of US$148.1 million at March 2005, and are also 41.3% below US$210.9 million past due loans at June 2004.

At the end of June 2005, refinanced loans amounted to US$212.7 million, lower than the balance at March 2005 that was US$222.2 million, and also compared to the balance of US$218.2 million in second quarter 2004.

At the end of the second quarter 2005, outstanding balances of loan loss provisions totaled US$224.8 million, decreasing 14.0% compared to the balance at March 2005, and also decreases 17.1% with respect to June 2004, mainly due to charge-offs.

The coverage ratio of loan provisions to past due loans increased to 181.7% at the end of second quarter 2005, from 176.5% at March 2005, and also compared to 128.5% in the year-ago quarter. The coverage ratio of provisions over the sum of past due loans and refinanced loans was 66.8% in June 2005, lower than 70.6% at last March, but remains over 63.2% in June 2004.

Of total provisions outstanding at the end of the current quarter, US$62.7 million correspond to generic provisions assigned to loans in the Normal (A) risk category, increasing from the balance at June 30, 2004 of US$48.9 million.

Loans believed to be unrecoverable, fully provisioned in prior periods, were charged-off during the second quarter 2005 amounting to US$23.0 million, of which approximately 28% were related to consumer and mortgage loans. This compares to charge-offs in the first quarter of 2005 of US$11.5 million, and US$23.4 million in the year-ago second quarter.

Loans classified as Substandard (i.e., Deficient, Doubtful and Loss) were 8.3% of the loan portfolio in June 2005, decreasing from 9.5% in March 2005 and from 13.5% in June 2004. The loan classification is as follows:

(% of Total loans and US$Mn)		30.06.04	31.03.05	30.06.05

A:	Normal	78.2%	83.0%	84.1%
B:	Potential Problem	8.3%	7.5%	7.6%
C:	Deficient	5.5%	3.0%	2.9%
D:	Doubtful	4.8%	4.1%	3.6%
E:	Loss	3.2%	2.4%	1.8%
	Total	100.0%	100.0%	100.0%
	Total Loans	US$4,150	US$4,367	US$4,601

Loan loss provision expense, net of recoveries, amounted to a charge against results of US$0.9 million in second quarter 2005, which compares to a positive effect of US$3.1 million in the preceding first quarter, since recoveries of previously charged-off loans exceeded provision requirements, due to improved loan quality. In the year-ago second quarter of 2004, net provisions also had a positive effect of US$2.9 million, as recoveries also exceeded required provisions. In first half 2005 recoveries of charged-off accounts, which are shown within net loan loss expense, amounted to US$12.8 million, compared to US$19.3 million in the same year-ago period.

II.7 CAPITAL ADEQUACY

At the end of the second quarter of 2005, BCP’s unconsolidated ratio of risk-weighted assets to regulatory capital was 8.1 to 1.0 (12.4%), while the corresponding consolidated ratio was 7.2 to 1.0 (14.0%) . Peruvian regulations limit risk-weighted assets, including market-risk exposure, to a ratio of 11.0 to 1.0 (9.1%) .

As of June 30, 2005, BCP’s consolidated “regulatory capital” was US$720.2 million, 0.7% over the March 2005 regulatory capital. Regulatory capital included $41.5 million of subordinated debt in the current period, remaining almost unchanged since March 2005, but decreases from US$54.6 million at June 2004.

At June 30, 2005, risk-weighted assets include US$193.7 million of market-risk exposure (US$236.4 million at June 2004) whose coverage required US$17.6 million of regulatory capital.

	BCP
	unconsolidated		BCP consolidated

(In constant S/. Mn.)	30.06.04	30.06.05	30.06.04	30.06.05

Regulatory capital	553.6	577.3	680.7	720.2
Risk weighted assets	4,361.1	4,650.7	4,812.1	5,150.2

Weighted assets / Capital	7.9	8.1	7.1	7.2
Capital / Weighted Assets	12.7%	12.4%	14.2%	14.0%

II.8 BANCO DE CREDITO DE BOLIVIA (BCB)

Below are brief comments on the Bolivian subsidiary, which is consolidated within BCP:

Bolivian economic activity

The social unrest suffered in Bolivia during second quarter 2005, will affect general economic activity. President Carlos Mesa presented his resignation on June 6, mainly due to massive protests demanding populist policies and a repeal of policies followed on the development of oil and natural gas reserves. Mr. Eduardo Rodríguez, that presided the Supreme Court, was sworn as President and arranged for general elections in the following December, with which it is expected that the newly elected President will assume office in January 2006.

Nevertheless, it is expected that Bolivian economic activity will continue a moderate recovery during 2005. GDP growth improved from 2.5% in 2003, to 3.6% in 2004, and should exceed 4% during 2005. GDP grew 3.9% in first quarter 2005, after growing 3.6% in the fourth quarter of 2004.

Higher growth is mainly due to increased exports of minerals, oil and gas, and of agricultural products, while domestic demand and consumption remained stagnant. In first half 2005 exports grew 17% to US$1,190 million. In total year 2004, exports amounted to approximately US$2.2 billion, growing 33%, after an already high growth of 20% in total 2003. In total year 2004 a trade surplus was achieved amounting to US$342 million, compared to an US$8 million deficit in 2003.

During second quarter 2005 inflation was 1.8%, higher than 1.6% in the preceding first quarter, and reached 6.4% in the year ended in June 2005. In June 2005 inflation was affected by the massive protests that interrupted road transport. Nevertheless, devaluation continued at a slower pace, the exchange rate remaining almost unchanged during the current quarter, with a 2.1% increase in the twelve prior months, and reaching 8.10 Bolivianos per Dollar at June 30, 2005.

Bolivian banking system

Deposits in the banking system continued a slow recovery, despite a US$100 million decline in June due to the mentioned political instability. Banking deposits grew to US$2,672 million at June 2005, from US$2,613 million in March 2005, and from US$2,559 million at the beginning of the year.

Loan volume in the banking system increased during the current quarter to US$2,556 million as of June 2005, growing 2.0% over loans of US$2,506 million at March 2005, and are 5.6% over loans of US$2,420 million at year-end 2004. The past due loan ratio was 13.7% in June 2005, lower than 14.0% in December 2004. The coverage of past-due loans with provisions decreased to 78.1% at June 2005, from coverage of 84.3% in December 2004.

BCB highlights

BCB’s market share in deposits at June 2005 was 13.7%, increasing from 13.0% at the end of December 2004. In terms of loans, BCB had a 12.7% market share at June 2005, below 13.1% it had last December 2004. In this way, BCB remained in the fourth position in terms of deposits and loans, out of twelve banks in the system.

As of June 30, 2005, BCB had total loans of US$325.4 million, increasing slightly from US$320.8 million in December 2004. Loan quality continued to improve. At the end of the second quarter 2005, BCB’s past due loans reached US$28.0 million, or 8.6% of total loans, lower than 11.0% at December 2004. Coverage of past due loans with loan loss provisions was 105.2% as of June 2005, increasing from 100.6% in December 2004. Net equity at the Bolivian subsidiary amounted to US$58.5 million as of June 2005, lower than US$60.7 million at last March due to the payment of a cash dividend of US$4.3 million.

Cumulative through June 2005, net loan loss provisions resulted in a positive effect in net income of US$0.1 million, compared also to a US$1.0 million net positive recovery during first half 2004.

In BCB´s own records, net income in first half 2005 was US$3.0 million and in the second quarter of US$2.1 million, compared to US$1.5 million and US$1.1 million in the same year-ago periods.

BCB’s main financial figures are shown in the following chart.

Banco de Crédito de Bolivia (“BCB”)
Key Financial Figures

(In US$Mn)	30.06.04	31.03.05	30.06.05

Total Loans	295.9	319.3	325.4
Past-due loans	48.9	33.3	28.0
Loan loss reserves	37.3	33.9	29.4
Total assets	423.5	453.9	469.1
Deposits	325.5	350.3	371.0
Net equity	56.4	60.7	58.5

Net income, cumulative	1.5	0.9	3.0

Past-due loans / Total loans	16.5%	10.4%	8.6%
Loss reserves / Past-due loans	76.3%	102.1%	105.2%

II.9 NOTE ON INFLATION ADJUSTED ACCOUNTING

Inflation adjustment accounting rules were required by Peruvian GAAP until December 31, 2004. Starting January 1st, 2005, Peruvian authorities decreed the suspension, with legal and tax effects, of further inflation adjustments, which is a consequence of international guidelines for low inflation countries as experienced recently in Perú.

Following the elimination of inflation adjusted accounting, starting with fiscal 2005 Credicorp and its subsidiaries report their financial statements prepared in accordance with IFRS and in U. S. Dollars.

The inflation adjustment index, based on the wholesale price inflation, and the exchange rate, are shown in the following chart:

	30.06.04	31.03.05	30.06.05

Inflation – wholesale prices
(last twelve months)	6.4%	2.3%	1.0%
Inflation adjustment index
(at December 31, 2004)	1.001	1.000	1.000

Exchange rate (Soles per US$1)	S/.3.471	S/.3.261	S/.3.253
Devaluation / (revaluation)
(last twelve months)	0.00%	(5.75)%	(6.28)%

III. ATLANTIC SECURITY HOLDING CORPORATION AND SUBSIDIARIES (“ASHC”)

Net Income

In the quarter ended June 30, 2005, Atlantic contributed US$3.0 million to Credicorp’s consolidated net income, below US$3.6 million contributed in second quarter 2004, mainly due to lower net interest income and lower gains on securities.

ASHC’s records for the year-ago second quarter show a net income of US$4.6 million, higher than its contribution, due to dividends received from Credicorp of US$1.0 million, which are eliminated in the consolidation process. Likewise, first quarter 2005 accounting records show net income of US$15.1 million, which included US$11.7 million of dividends received from Credicorp.

Financial and non-financial income

Net interest income, before risk provisions and not including dividend income, was US$3.2 million in the second quarter of 2005, below US$3.6 million in the same quarter of last year. Net interest margin as a percentage of interest earning assets, without considering dividends, was 1.6% during second quarter 2005, lower than the 2.1% margin in the second quarter 2004, but remains similar to the margin in the preceding first quarter. Compared with the year-ago quarter, the margin decreased mainly because during 2004 the investment portfolio grew its lower risk and lower return segments, compounded by higher fundins costs due to increasing interest rates.

During the second quarter of 2005 no charges against income were required for either market risk nor credit risk provisions. In second quarter 2004, provisions of US$0.5 million were made, of which US$0.4 million were for market risks and US$0.1 million were for credit risks.

Non-interest income, which includes fee income, realized gains on securities transactions before risk provisions and others, amounted to US$1.6 million in the second quarter of 2005, lower than US$2.2 million in the same year-ago quarter, mainly due to decreased gains on securities. Fee income was US$1.1 million in the current period, similar to revenue in the year-ago quarter, but decreases from US$1.4 million in the preceding first quarter.

The ratio of operating expenses over average assets improve to 0.8%, annualized, in the second quarter of 2005, from the ratio of 0.9% in the same period in 2004. This ratio declines to 0.4% in second quarter of 2005, when funds under management are included within total assets, lower than 0.5% in the year-ago quarter.

Assets and liabilities

The loan portfolio, net of provisions, was US$151.9 million as of June 30, 2005, decreasing compared to US$163.1 million at the end of June 2004. As of June 30, 2005, the loan portfolio had no past dues, improving from a 2.3% past due ratio at June 2004.

The securities portfolio increase to US$555.5 million at June 2005, from US$464.9 million last June 2004, and also grow compared to US$514.4 million at the end of March 2005.

Deposits amounted to US$747.1 million at June 30, 2005, increasing from the balance of US$677.8 million at the end of the year-ago second quarter, and also compared to US$720.4 million at the end of March 2005.

Funds under management were US$797.3 million at June 30, 2005, 15.0% higher than US$693.5 million at June 2004, and grow 3.0% compared to US$774.3 million at March 2005.

Net equity reached US$156.8 million at the end of June 2005, increasing over US$141.3 million at June 2004, due to current period’s earnings and net of US$10.0 million dividends paid to Credicorp in second quarter 2005. The equity account of reserves for market value of investments amounted to US$7.7 million at the end of June 2005, remained almost unchanged during this quarter, but is slightly over US$7.1 million at June 30, 2004.

IV. EL PACIFICO-PERUANO SUIZA AND SUBSIDIARIES (“PPS”)

Net income

Based of IFRS accounting principles, in U.S. Dollars, PPS obtained in the first semester of 2005, a net income of US$3.6 million, compared to US$7.5 million in the same year-ago period. Net income in the second quarter of 2005 was US$0.7 million, declining from US$4.2 million in the same period of 2004, and also with respect to US$2.9 million in the preceding first quarter 2005.

In the first half and second quarter 2005, net income decreased mainly due to higher claims on marine hull risks. Net underwriting results in this business line amounted to a loss of US$2.2 million during second quarter 2005, compared to positive results of US$1.2 million in the same year-ago period.

The significant increases in Premiums and health fees, as well as in Claims and health costs, compared to the year-ago quarter are mainly due to transactions added from the Novasalud EPS merger, which was acquired in March 2004, and merged with Pacífico Salud in third quarter 2004.

Revenue and operating expense

Total premiums and Pacífico Salud health fees in the second quarter of 2005 were US$89.1 million, 15.5% higher than premiums of US$77.1 million in the same year-ago quarter, due mainly to Pacífico Salud after the Novasalud acquisition, which grew to US$18.2 million from US$8.6 million, respectively.

Retained premiums increase 2.9% to US$74.5 million in this quarter from US$72.4 million in first quarter 2005, and grow 13.6% over US$65.6 million in second quarter 2004.

Net premiums earned and health fees, net of reinsured premiums and reserves, were US$54.2 million in second quarter 2005, remaining almost unchanged compared to the preceding first quarter, but increase 50.1% above premiums in the prior year second quarter.

Additions to technical reserves for premiums grew by US$20.3 million in the second quarter of 2005, 11.6% higher than additions in the preceding first quarter 2005, but decline 31.2% compared to reserve additions in the second quarter of last year. Most of reserves in the second quarter of 2005 were established by Pacífico Vida, for its life annuities and life insurance lines.

Net consolidated underwriting results was US$2.0 million in the second quarter of 2005, decreasing from US$3.2 million in the same prior year quarter.

The ratio of net underwriting results (net premiums and health fees less reserves and claims as a percentage of total premiums) was 2.2% in the second quarter of 2005, lower than 8.7% in the preceding first quarter, and also compared to the 4.2% ratio in the year-ago second quarter.

Financial results reached US$10.2 million in second quarter 2005, higher than US$8.7 million in the preceding first quarter, but continues almost unchanged compared to second quarter 2004.

Exchange difference resulted in a gain of US$0.6 million in second quarter 2005, higher than the gain of US$0.4 million in the same period of 2004.

Operating expenses over net premiums earned, decreased from 23.7% to 20.0% comparing the second quarters of 2004 and 2005, respectively. The ratio of operating expenses over average assets increased from 5.8% to 6.1%, in these same periods.

Business lines

Comparing cumulative results through June 2005 and 2004, consolidated total premiums and fees consisted of:

i)	general insurance lines, amounting to 46.8% of total premiums and grew 9.5%;
ii)	fees at Pacífico Salud, were 22.1% of total premiums and increased 133.4%; and,
iii)	Pacífico Vida, which amounted to 31.2% of the total and decreased 4.0%.

Cumulative through June 30, 2005, growth of Pacífico Salud and the health and medical assistance insurance line (32.0% of total premiums) was 75.0%; fire insurance lines (13.5% of total premiums) increased 6.9%; while the automobile insurance line (5.2% of total premiums) declined 2.0% compared to the prior year period.

Through June 2005, group life insurance and individual life insurance policies (12.6% of total premiums) grew 19.1%; life annuities (12.5% of total premiums) decreased 29.1%, because of the very high level in the past year which was favored by the change in early retirement rules; while pension fund benefits insurance (6.0% of total premiums) increased 43.9%, compared to the prior year.

Claims

Net insurance claims and health services costs incurred in the second quarter of 2005 were US$44.8 million, increasing over claims of US$39.7 million in the preceding first quarter of 2005, and grow also from US$27.1 million in the same year-ago quarter, mainly due to increased operating volume at Pacífico Salud, after the inclusion of Novasalud’s transactions, and to higher marine hull and health claims.

The net loss ratio (net claims to net premiums) increases to 82.5% in the current quarter from 75.0% in second quarter 2004, and also from 73.3% in first quarter 2005. Increased net loss ratio is mostly explained by the higher Pacífico Salud portfolio and higher marine hull claims. During second quarter 2005 high loss ratios were reported for marine hull policies (185.1%), property and liability (92.3%), in Pacífico Salud (91.4%), engineering policies (87.9%), dishonesty (87.1%), and health (81.7%) .

The combined ratio (the sum of net claims and health services, general expenses and commissions, as a percentage of net earned premiums and health fees, without including Pacifico Vida) increased from 103.1% in the second quarter of 2004 to 107.7% in the current quarter, and also is higher than 98.6% in first quarter 2005.

Assets and investments

Investments in real estate and financial assets were US$577.8 million at the end of June 2005, increasing 45.4% from the year-ago balance.

As of June 30, 2005, total assets were US$748.0 million increasing 24.3% compared to the year-ago balance. At the end of the current period net equity amounted to US$158.2 million, 15.0% above net equity at June 2004.

Market share

The Peruvian insurance market, cumulative through May 31, 2005, had total premiums of US$402.0 million, increasing 16.6% compared to premiums in the same five month period in 2004. For the first five months of 2005, PPS's market share in total premiums was 26.8% (28.8% in the same year-ago period), with the share in general risks and health lines being 28.9% (30.8% in the same period of 2004) and in life insurance and pension fund benefits lines of 24.3% (26.3% in the same period of 2004). PPS’s lower market share is partly due to the differences in seasonal effects between its portfolio as compared to the market as a whole.

*** 8 Tables To Follow ***

CREDICORP LTD. AND SUBSIDIARIES
Table 1
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. Dollars)

	As of

ASSETS	Jun. 30, 2004	Dec. 31, 2004	Mar. 31, 2005	Jun. 30, 2005

CASH AND DUE FROM BANKS
Cash and non interest bearing deposits in banks	277,658	264,218	338,349	305,772

Interest bearing deposits in banks	1,550,338	1,575,241	1,423,978	1,240,174

	1,827,996	1,839,459	1,762,326	1,545,946

MARKETABLE SECURITIES, net	53,947	82,513	32,307	23,745

LOANS	4,601,814	4,587,997	4,559,045	4,793,375

Current	4,379,358	4,427,626	4,407,324	4,665,940
Past Due	222,456	160,371	151,721	127,435
Less - Reserve for possible loan losses	(274,071)	(253,408)	(245,209)	(227,750)
LOANS NET	4,327,743	4,334,589	4,313,836	4,565,625

INVESTMENT SECURITIES AVAILABLE FOR SALE	1,644,623	2,118,690	2,593,653	2,640,090
REINSURANCE ASSETS	33,904	35,453	31,123	30,562
PREMIUMS AND OTHER POLICYHOLDER RECEIVABLES	54,502	60,665	51,948	54,891
PROPERTY, PLANT and EQUIPMENT, net	251,288	249,083	237,681	243,866
DUE FROM CUSTOMERS ON ACCEPTANCES	46,108	47,635	47,158	38,151
OTHER ASSETS	323,003	352,501	290,898	311,524

TOTAL ASSETS	8,563,114	9,120,588	9,360,931	9,454,400

LIABILITIES AND SHAREHOLDERS' EQUITY
DEPOSITS AND OBLIGATIONS:
Non-interest bearing	949,788	1,406,846	1,432,730	1,442,397

Interest bearing	5,048,861	4,983,883	5,093,637	5,103,209

	5,998,649	6,390,729	6,526,367	6,545,606

DUE TO BANKS AND CORRESPONDENTS	374,206	392,511	415,966	466,748
ACCEPTANCES OUTSTANDING	46,108	47,635	47,158	38,151
RESERVE FOR PROPERTY AND CASUALTY CLAIMS	350,745	398,439	417,036	439,846
RESERVE FOR UNEARNED PREMIUMS	58,987	66,678	70,133	72,092
REINSURANCE PAYABLE	13,983	23,612	9,547	9,358
BONDS AND SUBORDINATED DEBT	429,916	424,227	421,831	409,452
OTHER LIABILITIES	280,189	226,307	327,438	287,980
MINORITY INTEREST	69,627	85,253	76,958	93,740

TOTAL LIABILITIES	7,622,410	8,055,391	8,312,434	8,362,973

NET SHAREHOLDERS' EQUITY	940,704	1,065,197	1,048,497	1,091,427

TOTAL LIABILITIES and NET SHAREHOLDERS' EQUITY	8,563,114	9,120,588	9,360,931	9,454,400

CONTINGENT CREDITS	1,850,037	2,017,731	1,896,442	2,490,445
FUNDS UNDER MANAGEMENT	1,711,086	1,754,352	1,731,429	1,804,160

CREDICORP LTD. AND SUBSIDIARIES
Table 2
CONSOLIDATED INCOME STATEMENTS
(In thousands of U.S. Dollars)

	Three months ended			Six months ended

	30.06.04	31.03.05	30.06.05	30.06.04	30.06.05

INTEREST INCOME
Interest on loans	103,209	102,881	110,088	204,484	212,969
Interest and dividends on investments:	1,356	69	404	1,359	473
Interest on deposits with banks	3,746	8,440	8,555	7,169	16,995
Interest on trading securities	23,058	29,993	32,737	45,317	62,730

Total Interest Income	131,369	141,383	151,784	258,329	293,167

INTEREST EXPENSE
Interest on deposits	16,882	25,975	28,295	43,937	54,270
Interest on borrowed funds	3,358	3,422	5,335	6,726	8,757
Other interest expense	18,202	8,168	13,002	24,750	21,170

Total Interest Expense	38,442	37,566	46,631	75,413	84,197

Net Interest Income	92,927	103,817	105,153	182,916	208,970

Provision for possible loan losses, net (1)	(3,244)	(3,125)	913	6,826	(2,212)
Net interest income after provision for
possible loan losses	96,171	106,942	104,240	176,091	211,182
OTHER INCOME
Fees and commissions from banking services	47,183	48,262	50,878	92,378	99,140
Net gains from sales of securities	(3,409)	423	918	559	1,341
Net gains on foreign exchange transactions	5,119	6,264	7,203	10,575	13,467
Other income (1)	4,510	6,939	6,280	11,948	13,219

	53,403	61,887	65,280	115,460	127,167

PREMIUMS AND CLAIMS ON INSURANCE ACTIVITIES
Net premiums earned	35,249	53,358	53,170	75,231	106,528
Net claims incurred	(9,659)	(10,776)	(11,383)	(17,082)	(22,159)
Increase in future policy benefits for life and health	(17,448)	(29,825)	(33,389)	(38,687)	(63,214)

	8,142	12,757	8,398	19,462	21,155

OTHER EXPENSES
Salaries and employee benefits	45,224	47,904	49,421	88,447	97,325
General, administrative, and other taxes	34,874	34,518	31,353	72,351	65,871
Depreciation and amortization	11,047	10,254	9,419	22,657	19,673
Other	16,067	17,483	25,297	32,887	42,780
Merger costs	1,375	0	0	3,204	0

	108,587	110,159	115,490	219,546	225,649

Translation result	758	774	1,260	4,032	2,034

Net Income before income tax	49,887	72,201	63,688	95,498	135,889

Employee profit sharing(2)	(1,659)	(2,895)	(1,699)	(2,799)	(4,594)
Income Tax	(12,669)	(22,793)	(13,666)	(24,306)	(36,459)
NET INCOME	35,559	46,513	48,323	68,393	94,836
Minority Interest	(2,676)	(2,909)	(1,944)	(5,448)	(4,853)
NET INCOME ATTRIBUTABLE TO HOME OFFICE	32,883	43,604	46,379	62,945	89,983

(1)Income from recoveries of charged-off loans has been reclassified within Provisions for loan losses.
(2)Previously reported as part of personnel expenses.

CREDICORP LTD. AND SUBSIDIARIES
Table 3
SELECTED FINANCIAL INDICATORS

	Three months ended			Six months ended

	30.06.04	31.03.05	30.06.05	30.06.04	30.06.05

Profitability
Net income per common share (US$ per share)(1)	0.41	0.55	0.58	0.79	1.13
Net interest margin on interest earning assets (2)	5.33%	5.45%	5.44%	5.27%	5.45%
Return on average total assets (2)(3)	1.56%	1.89%	1.97%	1.50%	1.93%
Return on average shareholders' equity (2)(3)	14.15%	16.50%	17.34%	13.64%	16.84%
No. of outstanding shares (millions)(4)	79.75	79.76	79.76	79.75	79.76

Quality of loan portfolio
Past due loans as a percentage of total loans	4.83%	3.33%	2.66%	4.83%	2.66%
Reserves for loan losses as a percentage of
total past due loans	123.20%	161.62%	178.72%	123.20%	178.72%
Reserves for loan losses as a percentage of
total loans	5.96%	5.38%	4.75%	5.96%	4.75%
Reserves for loan losses as a percentage of
substandard loans (C+D+E)	47.43%	59.30%	60.01%	47.43%	60.01%
Past due loans - reserves for loan losses as a
percentage of shareholders' equity	-5.49%	-8.92%	-9.19%	-5.49%	-9.19%

Operating efficiency
Oper. expense as a percent. of total income (5)	50.50%	43.78%	41.68%	50.78%	42.72%
Oper. expense as a percent. of av. tot. assets(2)(3)(5)	4.32%	4.01%	3.83%	4.35%	3.94%

Capital adequacy
Total Regulatory Capital (US$Mn)	867.0	845.0	849.5	867.0	849.5
Tier I Capital (US$Mn)	743.2	765.8	765.8	743.2	765.8
Regulatory capital / risk-weighted assets (6)	13.57%	13.16%	12.94%	13.57%	12.94%

Average balances (US$Mn) (3)
Interest earning assets	6,977.9	7,623.8	7,728.5	6,936.5	7,675.2
Total Assets	8,438.0	9,240.8	9,407.7	8,398.4	9,312.0
Net equity	929.4	1,056.8	1,070.0	923.2	1,068.4

(1)Based on Net Income due to shareholders. Number of shares outstanding of 79.8 million in all periods.
(2)Ratios are annualized.
(3)Averages are determined as the average of period-beginning and period-ending balances.
(4)Net of treasury shares. The total number of shares was of 94.38 million.
(5)Total income includes net interest income and other income.
    Operating expense does not include Other expenses and Merger costs.
(6)Risk-weighted assets include market risk assets.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
Table 4
CONSOLIDATED BALANCE SHEETS
(In U.S. Dollars in thousands)

ASSETS	30.06.04	31.12.04	31.03.05	30.06.05

CASH AND DUE FROM BANKS	1,697.074	1,708.916	1,646.087	1,456.796

Cash and Checks	272.469	250.325	333.164	301.793
Deposits in Central Bank of Peru	1,069.375	1,102.491	943.818	904.263
Deposits with local and foreign banks	355.230	356.100	369.105	250.740

TRADING SECURITIES, net	51.785	46.962	32.307	23.745

LOANS	4,149.862	4,098.487	4,367.414	4,600.781

Current	3,938.955	3,947.586	4,219.309	4,477.035
Past Due	210.907	150.901	148.105	123.746
Less - Reserve for possible loan losses	(271.083)	(241.189)	(261.437)	(224.828)
LOANS NET	3,878.779	3,857.298	4,105.977	4,375.953

INVESTMENT SECURITIES AVAIL. FOR SALE	764.507	1,127.150	1,600.071	1,581.362
PROPERTY, PLANT and EQUIPMENT, net	202.089	214.278	204.326	209.059
OTHER ASSETS	218.675	356.133	336.709	320.526

TOTAL ASSETS	6,812.909	7,310.737	7,925.477	7,967.441

LIABILITIES AND SHAREHOLDERS' EQUITY
DEPOSITS AND OBLIGATIONS:	5,422.540	5,553.118	6,028.909	6,089.224

Demand deposits	1,629.311	1,651.130	1,990.828	1,983.659
Saving accounts	1,406.006	1,502.687	1,542.382	1,565.841
Time deposits	2,387.223	2,399.301	2,495.699	2,539.724

DUE TO BANKS AND CORRESPONDENTS	186.877	215.893	315.809	375.478
BONDS AND SUBORDINATED DEBT(1)	429.781	441.628	441.944	430.047
OTHER LIABILITIES	136.905	299.669	407.609	295.427

SHAREHOLDERS EQUITY:	636.806	800.429	731.206	777.265

Capital stock	364.706	364.706	364.706	364.706
Legal reserve	210.928	210.928	210.928	210.928
Retained earnings	61.172	224.795	155.572	201.631

TOTAL LIABILITIES AND EQUITY	6,812.909	7,310.737	7,925.477	7,967.441

Contingent Credits	1,717.554	1,833.066	1,892.684	2,377.088
Funds under management	976.692	953.826	945.244	994.733

(1) Previously reported within Deposits and Obligations.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
Table 5
CONSOLIDATED INCOME STATEMENTS
(In U.S. Dollars in thousands )

	Three months ended			Six months ended

	30.06.04	31.03.05	30.06.05	30.06.04	30.06.05

Interest income and expense
Interest income	105.743	124.702	133.836	210.653	258.538
Less - Interest expense	30.287	33.395	42.025	60.440	75.420

Net interest income	75.456	91.307	91.811	150.213	183.118

Provisions for possible loan losses, net(1)	(2.906)	(3.125)	0.913	7.030	(2.212)

Net interest income after provisions	78.362	94.432	90.898	143.183	185.330

Other Income
Fees and commissions from services	47.025	48.725	52.532	92.338	101.257
Net gains from sales of securities	(3.901)	1.125	0.135	(1.436)	1.260
Net gains on foreing exchg. transacts.	5.252	6.230	7.113	10.612	13.343
Other income(1)	0.697	3.300	1.490	3.172	4.790

	49.073	59.380	61.270	104.686	120.650

Other Expenses
Salaries and employee benefits	36.021	38.833	39.760	70.777	78.593
General and administrative	27.902	28.511	26.733	56.635	55.244
Depreciation and amortization	9.403	9.452	8.484	19.515	17.936
Taxes other than income tax	3.673	3.246	3.452	7.326	6.698
Other	8.877	8.789	15.582	16.003	24.371
Merger costs	1.386	0.000	0.000	3.204	0.000

	87.262	88.831	94.011	173.460	182.842

Result from exposure to inflation	0.489	0.343	0.395	2.177	0.738

Income before income tax	40.662	65.324	58.552	76.586	123.876
Employee profit sharing(2)	1.574	2.861	1.733	2.654	4.594
Income Tax	10.632	17.066	12.503	18.558	29.569

NET INCOME	28.456	45.397	44.316	55.374	89.713

(1)Income from recoveries of charged-off loans has been reclassified within Provisions for loan losses.
(2)Previously reported as part of personnel expenses.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
Table 6
SELECTED FINANCIAL INDICATORS

	Three months ended			Six months ended

	30.06.04	31.03.05	30.06.05	30.06.04	30.06.05

Profitability
Net income per common share (US$ per share)(1)	0.023	0.037	0.036	0.045	0.073
Net interest margin on interest earning assets (2)	5.04%	5.53%	5.34%	5.03%	5.46%
Return on average total assets (2)(3)	1.69%	2.38%	2.23%	1.64%	2.35%
Return on average shareholders' equity (2)(3)	18.30%	23.71%	23.50%	17.59%	23.31%

Quality of loan portfolio

Past due loans as a percentage of total loans	5.08%	3.39%	2.69%	5.08%	2.69%
Past due loans + refinanced loans as a
percentage of total loans	10.34%	8.48%	7.31%	10.34%	7.31%
Reserves for loan losses as a percentage of
past due loans	128.53%	176.52%	181.69%	128.53%	181.69%
Reserves for loan losses as a percentage of
substandard loans (C+D+E)	48.64%	63.47%	59.50%	48.64%	59.50%
Reserves for loan losses as a percentage of
past due loans + refinanced loans	63.17%	70.60%	66.83%	63.17%	66.83%

Operating efficiency (5)
Oper. expense as a percent. of total income (4)	60.28%	54.73%	51.78%	60.87%	53.23%
Oper. expense as a percent. of av. tot. assets(2)(3)	4.57%	4.20%	3.95%	4.56%	4.15%

Capital adequacy
Total Regulatory capital (millions US$)	680.7	713.7	720.2	680.7	720.2
Tier I Capital (millions US$)	595.9	636.3	638.4	595.9	638.4
Net equity as a percentage of period end total assets	9.35%	9.23%	9.76%	9.35%	9.76%
Regulatory capital / risk-weighted assets	14.15%	14.03%	13.98%	14.15%	13.98%

Average balances (constant millions S/.) (3)
Interest earning assets	5,989.1	6,599.7	6,882.7	5,969.0	6,706.8
Total Assets	6,743.6	7,618.1	7,946.5	6,760.2	7,639.1
Net equity	621.9	765.8	754.2	629.7	769.6

Additional data
No. of outstanding shares (millions)	1,226	1,226	1,287	1,226	1,287
No. of employees	7,567	7,632	7,575	7,567	7,575
Inflation rate ( Wholesale price index)	1.89%	0.34%	0.58%	4.77%	0.92%
Exchange rate (S/. per 1 U.S. Dollar)	3.47	3.26	3.25	3.47	3.25

(1)Shares outstanding of 1,287 million is used for all periods since shares have been issued only for capitalization of profits and inflation adjustment.
(2)Ratios are annualized.
(3)Averages are determined as the average of period-beginning and period-ending balances.
(4)Total income includes net interest income and other income, excluding non-recurring items.
(5)Operating expense does not include mandatory employee profit sharing expense nor provisions for other assets received in lieu of loan repayment and non-recurring items.

ATLANTIC SECURITY HOLDING CORPORATION
Table 7
SELECTED FINANCIAL DATA
(Thousands of U.S. Dollars, except net income per share, and percentages)

	Three months ended			Six months ended

	30.06.04	31.03.05	30.06.05	30.06.04	30.06.05

Results
Net Interest Income (w/o dividends)	3,632	3,173	3,224	7,015	6,398
Dividend income	1,043	11,727	46	5,914	11,773
Provisions for credit and market risks	520	1,100	0	1,554	1,100
Commissions and fee income	1,095	1,357	1,122	2,211	2,479
Other Income(1)	1,116	1,903	455	2,368	2,359
Operating Expense	1,776	1,949	1,896	3,639	3,845
Net Income	4,589	15,112	2,952	12,314	18,064
Net Income per share (US$)	0.11	0.25	0.25	0.31	0.30

Balance Sheets (end of period)
Total Assets	851,608	911,541	926,666	851,608	926,666
Loan portfolio, net	163,136	153,419	151,945	163,136	151,945
Marketable securities and investments	464,926	514,394	555,468	464,926	555,468
Total Deposits	677,793	720,352	747,123	677,793	747,123
Shareholders' equity	141,316	163,876	156,832	141,316	156,832
Funds under administration	693,498	774,308	797,263	693,498	797,263

Ratios (3)
Net interest margin / interest earning assets (3,4,5)	2.1%	1.6%	1.6%	2.0%	1.6%
Return on average stockholders' equity(4)	13.9%	38.4%	7.6%	19.4%	23.5%
Return on average total assets(4)	2.2%	6.7%	1.3%	3.0%	4.0%
Past due loans as a percentage of total loans	2.3%	0.0%	0.0%	2.3%	0.0%
Reserves for loan losses as a percentage
of total loans	3.2%	1.9%	1.9%	3.2%	1.9%
Operating expense / total income(6)	25.8%	10.7%	39.1%	20.8%	16.7%
Operating expense / average total assets(4)	0.9%	0.9%	0.8%	0.9%	0.9%
Operating expense / average total assets +
funds under management(4)	0.5%	0.5%	0.4%	0.5%	0.5%

(1) Includes realized gains in securities.
(2) Averages are determined as the average of period-beginning and period-ending balances.
(3) Averages determined from monthly balances.
(4) Annualized.
(5) Without considering dividend income and dividend earning assets.
(6) Without considering provisions for investments.

EL PACIFICO-PERUANO SUIZA AND SUBSIDIARIES
Table 8
SELECTED FINANCIAL DATA(1)
(In U.S. Dollars in thousands, except net income per share)

	As of and for the three month period ended			As of and for the six month period ended

	30.06.04	31.03.05	30.06.05	30.06.04	30.06.05

Results

Total gross Premiums	77,126	83,956	89,110	146,425	173,066
Net Premiums Earned	36,144	54,237	54,239	77,009	108,476
Change in Reserves	29,493	18,190	20,302	47,309	38,492
Net Underwriting Results	3,242	7,279	1,953	9,485	9,232
Net Financial Income	10,170	8,723	10,242	18,655	18,965
General Expenses	8,559	10,788	10,840	17,312	21,628
Income tax	(341)	1,032	(3)	1,400	1,029
Net Income	4,157	2,883	724	7,494	3,607
Net Income per share (S/.)(2)	0.16	0.11	0.03	0.30	0.14

Balance Sheets (end of period)

Total Assets	601,963	707,197	748,040	601,963	748,040
Investments in Secur. and Real estate	397,232	546,448	577,753	397,232	577,753
Technical Reserves	409,732	487,169	511,938	409,732	511,938
Net Equity	137,614	169,839	158,225	137,614	158,225

Ratios

Net underwriting results	4.2%	8.7%	2.2%	6.5%	5.3%
Net loss ratio	75.0%	74.9%	82.5%	72.4%	78.7%
Return on avge. equity (3)(4)	12.8%	7.6%	1.8%	13.3%	5.5%
Return on total premiums	5.4%	3.4%	0.8%	5.1%	2.1%
Shareholders' Equity / Total Assets	22.9%	24.0%	21.2%	22.9%	21.2%
Increase in Risk Reserves	44.9%	25.1%	27.2%	38.1%	26.2%
Combined Ratio (5)	103.1%	98.6%	107.7%	97.6%	103.0%
-Net Claims / Net Premiums Earned	71.7%	74.3%	78.9%	66.8%	76.6%
-Op. Exp.+Comiss./Net Prems. Earned	31.4%	24.3%	28.8%	30.8%	26.5%
Operating expense/Net Earn. Premiums	23.7%	19.9%	20.0%	22.5%	19.9%
Oper. expense / Avge. assets (3)(4)	5.8%	6.4%	6.1%	7.0%	7.1%

(1)Financial statements following IFRS rules in U.S. Dollars. In 2004 certain amounts are estimated from adjusted Peruvian GAAP records.
(2)Based on 25.4 million shares in all periods.
(3)Averages are determined as the average of period-beginning and period-ending balances.
(4)Annualized.
(5)Does not include the life insurance subsidiary Pacifico Vida.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2005

CREDICORP LTD.

By:	/S/ Guillermo Castillo
Guillermo Castillo Authorized Representative

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.